Exhibit 99.1

InflaRx Announces Leadership Team Additions with New CFO and Newly Created Position of Chief Strategy Officer

•	Thomas Taapken, Ph.D. appointed Chief Financial Officer
•	Jordan Zwick promoted to Chief Strategy Officer

Jena, Germany, 17 September 2020 – InflaRx (Nasdaq: IFRX), a clinical-stage biopharmaceutical company developing anti-inflammatory therapeutics by targeting the complement system, today announced two management appointments. Effective October 1, 2020, Thomas Taapken, Ph.D. will join InflaRx as Chief Financial Officer. Jordan Zwick has been promoted to Chief Strategy Officer, effective immediately.

Prof. Niels C. Riedemann, Chief Executive Officer and Founder of InflaRx, said: “I am delighted to welcome Thomas to InflaRx. He brings extensive senior management expertise in the public biopharmaceutical sector, including at companies with marketed products, and is an ideal fit as we advance our late-stage clinical development programs. Thomas has proven great leadership capabilities and is an excellent addition to our C-suite. I am also very pleased that Jordan has agreed to take on the newly created role of Chief Strategy Officer at the Company. Jordan has extensive experience in the U.S. biotech and pharma industry and strategic development and has a great network. He has been instrumental for various important developments in the Company and will foster our U.S. strategic footprint.”

Prof. Riedemann continued: “I would further like to take this opportunity to thank our outgoing CFO, Arnd Christ, for his contributions to InflaRx and the great team spirit and hard work he has provided throughout his 5 years in the Company. We all wish him the very best for his future endeavors.”

Thomas Taapken, Ph.D., said: “I am thrilled to join InflaRx as Chief Financial Officer at a very exciting time as the Company starts its first Phase III trial. InflaRx has made breakthrough discoveries in the area of anti-C5a therapeutics.  Their work is significantly contributing to finding cures for several chronic inflammatory diseases, as well as life-threatening diseases such as COVID-19-induced pneumonia. I believe that IFX-1 has great potential and, based on the data available, I am convinced we will be able to develop a drug for patients with serious inflammatory diseases and high unmet medical needs. I am truly impressed with the team and the great work they are doing and look forward to helping to move InflaRx into the next stage in its development.”

Thomas Taapken, Ph.D. has over 25 years of experience in the life sciences sector at senior management and board levels. Prior to joining InflaRx, he was Executive Chairman at Imcyse SA in Belgium, where he now serves as Chairman of the Board. He previously held executive management positions as Chief Financial Officer and Chief Executive Officer at several publicly listed and private companies, including Medigene AG, Epigenomics AG and Biotie Therapies (sold to Acorda Therapeutics in 2016). In addition to Imcyse, Thomas has also served on the board of private and public companies such as Scibase AB and Immunic Inc. He has successfully completed public and private financings, business and M&A transactions and worked in venture capital in both Germany and the U.S. He holds a Ph.D. in organic chemistry from the Technical University of Berlin and studied economics and physics at the University of Göttingen.

Jordan Zwick has served as head of business development and corporate strategy. With today’s announcement, he will assume additional direct leadership responsibilities in the US operations and finance organization. He has over a decade of finance, marketing and corporate development experience. As part of the healthcare marketing team at Medtronic, he launched a cardiac remote monitoring device in the acute care setting. Jordan next joined the business development team at Salix Pharmaceuticals, working on a wide range of transactions, including the $14.5B acquisition of Salix by Valeant Pharmaceuticals (now Bausch Health Companies) in 2015. Post-acquisition, he became Head of Strategy for the Salix business segment, where he played a key role in the turnaround story of Bausch Health. Jordan holds an Honors BA and an MS in economics from Florida Atlantic University and an MBA from the University of San Francisco.

About InflaRx N.V.:

InflaRx (Nasdaq: IFRX) is a clinical-stage biopharmaceutical company focused on applying its proprietary anti-C5a technology to discover and develop first-in-class, potent and specific inhibitors of C5a. Complement C5a is a powerful inflammatory mediator involved in the progression of a wide variety of autoimmune and other inflammatory diseases. InflaRx was founded in 2007, and the group has offices and subsidiaries in Jena and Munich, Germany, as well as Ann Arbor, MI, USA. For further information please visit www.inflarx.com.

Contacts:

InflaRx N.V.

Jordan Zwick – Chief Strategy Officer
Email: jordan.zwick[at]inflarx.de
Tel: +1 917-338-6523

MC Services AG

Katja Arnold, Laurie Doyle, Andreas Jungfer
Email: inflarx[at]mc-services.eu
Europe: +49 89-210 2280
US: +1-339-832-0752

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “could,” “intend,” “target,” “project,” “believe,” “estimate,” “predict,” “potential” or “continue” and similar expressions. Forward-looking statements appear in a number of places throughout this release and may include statements regarding our intentions, beliefs, projections, outlook, analyses and current expectations concerning, among other things, our ongoing and planned preclinical development and clinical trials; the impact of the COVID-19 pandemic on the Company; the timing and our ability to commence and conduct clinical trials; potential results from current or potential future collaborations; our ability to make regulatory filings, obtain positive guidance from regulators, and obtain and maintain regulatory approvals for our product candidates; our intellectual property position; our ability to develop commercial functions; expectations regarding clinical trial data; our results of operations, cash needs, financial condition, liquidity, prospects, future transactions, growth and strategies; the industry in which we operate; the trends that may affect the industry or us and the risks uncertainties and other factors described under the heading “Risk Factors” in InflaRx’s periodic filings with the Securities and Exchange Commission. These statements speak only as of the date of this press release and involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements, and we assume no obligation to update these forward-looking statements, even if new information becomes available in the future, except as required by law.